FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Attachments:

1.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

2.

MANAGEMENT INFORMATION CIRCULAR

3.

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF WHEATON RIVER MINERALS LTD.

4.

SUPPLEMENTAL MAILING LIST RETURN CARD

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: May 09, 2003

By:

 /s/ Derek Price

 Name

Its:

CFO, Vice-President of Finance

(Title)

WHEATON RIVER MINERALS LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Wheaton River Minerals Ltd. (the “Company”) will be held at the Hilton, 145 Richmond Street West, the Governor General Suite, Toronto, Ontario, M5H 2L2 on Tuesday, June 3, 2003 at 4:00 p.m. (Toronto time), for the following purposes:

(a)

To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2002 and the report of the auditors thereon;

(b)

To elect directors of the Company for the ensuing year;

(c)

To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)

To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the amendment to the Company’s 2001 share option plan, as more particularly described in the accompanying management information circular;

(e)

To consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming the amendment to the Company’s general by-law, as more particularly described in the accompanying management information circular; and

(f)

To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the audited consolidated financial statements of the Company for the year ended December 31, 2002.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on May 2, 2003 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of the Meeting and any adjournment or adjournments thereof.

The board of directors of the Company has by resolution fixed 48 hours (excluding Saturdays and holidays) before the time for holding the Meeting or any adjournments thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent.

DATED at Vancouver, British Columbia this 2nd day of May, 2003.

By Order of the Board of Directors

“Ian Telfer”

Ian Telfer

Chairman and Chief Executive Officer

WHEATON RIVER MINERALS LTD.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Wheaton River Minerals Ltd. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  References in this management information circular to the Meeting include any adjournment or adjournments thereof.  It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies.  The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on May 2, 2003 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting.  Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 30, 2003, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of May 2, 2003.  This management information circular contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company.  A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 30, 2003, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON  M5H 3C2; Attention:  Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Directors and senior officers of the Company have an interest in the resolution concerning the amendment to the Company’s 2001 share option plan as such persons are eligible to be granted options under the plan.

Voting Securities and Principal Holders Thereof

As of April 30, 2003, 422,325,660 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding.  Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.  The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at May 2, 2003.  In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company will prepare a list of holders of Common Shares as of such record date.  Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.  All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and senior officers of the Company, as of the date hereof, no person, firm or corporation beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

The following table provides information for the three financial years ended December 31, 2002 regarding compensation paid to or earned by the Company’s Chairman and Chief Executive Officer and the Company’s four most highly compensated executive officers other than the Chairman and Chief Executive Officer as at December 31, 2002 (the “Named Executive Officers”).

Summary Compensation Table (1)

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
Ian W. Telfer Chairman and Chief Executive Officer	2002 2001 2000	213,321 39,222 (5) N/A	222,873 Nil N/A	Nil (2) Nil (2) N/A	750,000 1,000,000 N/A	Nil 12,551 (6) N/A
T. Derek Price (4) Vice President, Finance and Chief Financial Officer	2002 2001 2000	94,641 87,857 86,759	19,103 21,964 25,102	Nil (2) Nil (2) Nil (2)	107,000 250,000 78,744	Nil Nil Nil
Eduardo Luna (4) Executive Vice President of the Company and President of Luismin, S.A. de C.V.	2002 2001 2000	124,801 (7) N/A N/A	45,850 (7) N/A N/A	32,263 (3)(7) N/A N/A	650,000 N/A N/A	Nil N/A N/A
Salvador Garcia (4) Vice President, Production of Luismin, S.A. de C.V.	2002 2001 2000	82,588 (7) N/A N/A	29,983 (7) N/A N/A	18,797 (3)(7) N/A N/A	90,000 N/A N/A	Nil N/A N/A
Luis Muruato (4) Vice President, Development of Luismin, S.A. de C.V.	2002 2001 2000	77,201 (7) N/A N/A	27,220 (7) N/A N/A	18,412 (3)(7) N/A N/A	80,000 N/A N/A	Nil N/A N/A

(1)

All dollar amounts are expressed in United States dollars.  The 2002 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5704 which is the Bank of Canada 2002 average noon rate of exchange.  All 2001 and 2000 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5935 which is the March 31, 2002 rate of convenience used for the Company’s 2001 and 2000 audited consolidated financial statements.

(2)

The value of perquisites and other personal benefits for each of Messrs. Telfer and Price are less than the lesser of Cdn$50,000 and 10% of the total annual salary and bonus and are therefore not disclosed.

(3)

These amounts represent pension plan contributions (see “Luismin Pension Plan” below for details), multiple benefit plan payments, life insurance premiums and allowance for food, car and housing.

(4)

These salaries were wholly or partially paid by the Company’s subsidiaries.

(5)

Mr. Telfer was appointed as Chairman and Chief Executive Officer of the Company effective September 28, 2001.  This amount represents salary from October 1, 2001 to December 31, 2001.

(6)

Mr. Telfer was paid $12,551 in consulting fees prior to being appointed as Chairman and Chief Executive Officer of the Company.

(7)

These amounts represent compensation from June 19, 2002, the date of acquisition of Minas Luismin, S.A. de C.V., to December 31, 2002.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2002 pursuant to the Company’s 2001 share option plan (the “Share Option Plan”).

Option Grants During 2002

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year (1)	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Ian W. Telfer	750,000	26.4%	1.16	1.16	June 19, 2007
T. Derek Price	50,000 57,000	1.8% 2.0%	1.16 1.15	1.16 1.15	June 19, 2007 October 1, 2007
Eduardo Luna	650,000	22.8%	1.16	1.16	June 19, 2007
Salvador Garcia	90,000	3.2%	1.16	1.16	June 19, 2007
Luis Muruato	80,000	2.8%	1.16	1.16	June 19, 2007

(1)

Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Share Option Plan during the financial year ended December 31, 2002 of 2,846,000.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2002 and year-end option values.

Aggregated Option Exercises During 2002 and Year-End Option Values

			Unexercised Options at December 31, 2002		Value of Unexercised in-the-money Options at December 31, 2002 (1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Ian W. Telfer	Nil	N/A	1,000,000	750,000	476,408	240,578
T. Derek Price	57,120	28,616	307,291	71,333	176,912	14,240
Eduardo Luna	Nil	N/A	216,667	433,333	42,523	85,046
Salvador Garcia	Nil	N/A	30,000	60,000	5,888	11,776
Luis Muruato	Nil	N/A	26,667	53,333	5,234	10,467

(1)

Calculated using the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on December 31, 2002 of Cdn$1.47 less the exercise price of in-the-money stock options.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.  The exchange rate for Canadian dollars to United States dollars used is Cdn$1.00 to US$0.6331 or US$1.00 to Cdn$1.5796, being the Bank of Canada noon rate of exchange on December 31, 2002.

Employment Agreements

The Company or its wholly-owned Mexican subsidiary, Luismin, have entered into employment agreements with each of the Named Executive Officers.

The Company has entered into an employment agreement with Mr. Telfer dated March 5, 2002 and an employment agreement with each of Messrs. Price and Luna dated August 25, 2002.  The employment agreements with each of Messrs. Telfer, Price and Luna provide for a severance payment of up to three years’ salary for each of Messrs. Telfer and Luna and two years’ salary for Mr. Price to be paid to each of such Named Executive Officers upon (a) a change in such Named Executive Officer’s compensation or responsibilities following a change of control of the Company, (b) the termination of the employment of any such Named Executive Officer following a change of control, or (c) the termination of the employment of any such Named Executive Officer without cause.

Luismin has entered into an employment agreement with each of Messrs. Garcia and Muruato dated January 1, 2000.  Under Mexican labor laws, Messrs. Garcia and Muruato are entitled to a severance payment of 90 days plus 20 days for each year of seniority in the event that their employment is terminated by Luismin for any reason whatsoever.  Mr. Garcia has been employed by Luismin since September 17, 1990 and Mr. Muruato has been employed by Luismin since July 25, 1987.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Luismin Pension Plan

Luismin maintains a non-contributory defined benefit pension plan (the “Pension Plan”) pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement.  Under the Pension Plan, the amount of an individual’s pension is based on the last 12 months salary plus Christmas bonus.  The normal retirement age under the Pension Plan is 65.

The following table sets forth the total annual retirement benefits payable under the Pension Plan to participants in the specified remuneration and years of service categories, assuming retirement at age 65:

Remuneration ($)	Years of Service
	15	20	25	30	35
125,000	23,372	29,215	35,058	36,509	36,509
150,000	28,846	36,058	43,270	47,416	47,416
175,000	34,321	42,901	51,482	58,323	58,323
200,000	39,796	49,744	59,693	69,230	69,230
225,000	45,270	56,588	67,905	80,137	80,137
250,000	50,745	63,431	76,117	91,044	91,044
300,000	61,694	77,117	92,541	112,859	112,859
400,000	83,592	104,490	125,388	156,487	156,487

The above table is applicable to each of Messrs. Luna, Garcia and Muruato.  Years of service for each of such Named Executive Officers is as follows as at December 31, 2002:  Eduardo Luna – 13.6 years; Salvador Garcia – 12.3 years; and Luis Muruato – 15.4 years.

Compensation of Directors

Standard Compensation Arrangements

The unrelated directors of the Company receive $200 for each meeting of a committee of the Board attended.  During the financial year ended December 31, 2002, no other fees were paid to directors of the Company for their services in their capacity as directors.  During the financial year ended December 31, 2002, the Company granted stock options to four non-executive directors to purchase an aggregate of 550,000 Common Shares.

Other Arrangements

None of the directors of the Company were compensated in their capacity as a director by the Company and its subsidiaries during the financial year ended December 31, 2002 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Compensation for Services

During the financial year ended December 31, 2002, Endeavour Financial Corporation (“Endeavour”) received a success fee equal to $1,200,000 in connection with the acquisition of Minas Luismin, S.A. de C.V.  A director of the Company, Neil Woodyer, is Managing Director of Endeavour and another director of the Company, Frank Giustra, is Chairman of Endeavour.  See “Interest of Insiders in Material Transactions”.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary.  The following are particulars of such insurance:

(a)

the total amount of insurance is Cdn$10,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)

the annual premium for the financial year ended December 31, 2002 was Cdn$19,920.  The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)

the policy provides for deductibles as follows:

(i)

with respect to the directors and officers there is no deductible applicable; and

(ii)

with respect to reimbursement of the Company there is a deductible of Cdn$50,000 per claim.

Composition of the Compensation Committee

The Compensation Committee is composed of three directors of the Company who are neither officers nor employees of the Company or any of its subsidiaries.  At December 31, 2002, the members of the Compensation Committee were:  Neil Woodyer (Chairman), Frank Giustra and Antonio Madero.  In November 2002, Mr. Madero replaced Ian McDonald on the Compensation Committee.  Mr. McDonald was formerly the Chief Executive Officer of the Company until his resignation in September 2001.  Messrs. Woodyer and Giustra are Managing Director and Chairman of Endeavour, respectively.  See “Interest of Insiders in Material Transactions”.

Report on Executive Compensation

When determining the compensation of the Company’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of:  (i) recruiting and retaining the executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.  In order to achieve these objectives, the compensation paid to executive officers consists of the following four components:

(a)

base salary;

(b)

bonus;

(c)

long-term incentive in the form of stock options granted in accordance with the Share Option Plan; and

(d)

retirement plans.

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives.  Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers through the Share Option Plan.  The options granted permit executives to acquire Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted.  The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.

Retirement Plans

At the option of all Canadian-based employees of the Company, including Messrs. Telfer and Price, the Company matches contributions made by each employee to their respective Registered Retirement Savings Plans to a maximum of Cdn$7,250 per annum.

Luismin maintains the Pension Plan pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement.  Under the Pension Plan, the amount of an individual’s pension is based on the last 12 months salary plus Christmas bonus.  See “Luismin Pension Plan” above for further details.

Compensation of Chief Executive Officer

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options.  These components are set forth in Mr. Telfer’s employment agreement and provide for a minimum base salary of Cdn$250,000 per year.  The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation.  In setting the Chief Executive Officer’s salary, the Compensation Committee reviews salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year.  Effective July 1, 2002, Mr. Telfer’s salary was increased from Cdn$250,000 per year to Cdn$420,000 per year and he was granted a cash bonus of Cdn$350,000 in recognition of his contribution to the development of the Company and, in particular, the acquisition of Minas Luismin, S.A. de C.V. and the related financing.  During the financial year ended December 31, 2002, Mr. Telfer was also granted 750,000 stock options under the Share Option Plan (see “Option Grants During 2002” table above for further details).

The foregoing report has been submitted by:

Neil Woodyer (Chairman)

Frank Giustra

Antonio Madero

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 31, 1997 against the cumulative total shareholder return of the S&P/TSX Composite Index and the TSX Gold and Precious Metals Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 1997 through 2002.

	1997	1998	1999	2000	2001	2002
Wheaton River Minerals Ltd.	100.00	71.05	113.16	94.74	163.16	386.84
S&P/TSX Composite Index	100.00	98.42	129.63	139.23	121.73	106.59
TSX Gold and Precious Metals Index	100.00	93.46	77.58	69.82	82.58	105.01

Statement of Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders.  The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

Significant developments in corporate governance occurred during 2002.  In July 2002, the United States Sarbanes-Oxley Act of 2002 (the “SOA”) became law and introduced sweeping changes in corporate governance requirements for U.S. public companies, as well as for foreign private issuers such as the Company whose securities trade on U.S. stock exchanges.

The stated purpose of the SOA is to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the U.S. securities laws.  The SOA seeks to expand insider accountability by requiring officer certification of financial reports, prohibiting new personal loans to corporate insiders, and enhancing disclosure requirements with respect to the accuracy and timeliness of financial reports, off-balance sheet transactions and pro forma financial information.  It also prescribes new duties for public company audit committees, mandates that such committees be comprised entirely of independent members, and requires certain disclosures about the financial expertise of audit committee members.  In addition, the SOA contains provisions designed to reinforce the independence of external auditors of public companies and increase external auditor oversight.  Finally, the SOA significantly broadens the sanctions applicable to certain corporate misconduct.

Not all provisions of the SOA are in force at this time.  Many of them will take effect only after the U.S. Securities and Exchange Commission has adopted final rules implementing the new requirements and clarifying their scope and application.  Foreign private issuers, such as the Company, are subject to most, but not all, of the provisions of the SOA.  For example, while the chief executive officers and chief financial officers of U.S. public companies are required to certify their companies’ quarterly and annual financial reports on Forms 10-Q and 10-K, the certification requirement applies only to annual financial reports of foreign private issuers that do not file quarterly reports on Form 10-Q.

Canadian securities regulators and the TSX are currently engaged in a review of the corporate governance standards applicable to Canadian public companies.  In April 2002, the TSX published for public comment proposed changes to its corporate governance standards.  Following the enactment of the SOA, the TSX initiated a review of its proposed standards in light of the new U.S. legislation.  While the review continued, TSX-listed companies have been advised by the TSX to disclose their corporate governance practices against the current TSX guidelines contained in Part IV, Sections 472-475 of the TSX Company Manual, although they may, at their discretion, provide additional disclosure in reference to the proposed amendments.  The outcome of these reviews is uncertain at this time, although it is possible that some proposals may be introduced during 2003.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and U.S. requirements.  Following the release of the proposed revisions to the TSX corporate governance guidelines and the enactment of the SOA, the Company undertook a comprehensive review of its governance policies and procedures and continues to monitor developments in Canada and the U.S. with a view to further revising its governance policies and practices, as appropriate.  In November 2002, the Board adopted charters for each of the audit, compensation and corporate governance and nominating committees.

The Company’s disclosure addressing each of the TSX’s current corporate governance guidelines is attached as Schedule “A” to this management information circular.  Information is also provided therein in reference to some of the proposed TSX corporate governance guideline amendments, notwithstanding that such amendments are not currently in force.  This disclosure statement, including Schedule “A”, has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Indebtedness of Directors, Executive Officers and Senior Officers

The following table provides details regarding the indebtedness of directors, executive officers and senior officers of the Company or any of its subsidiaries during the financial year ended December 31, 2002 and as at the date hereof.  The aggregate indebtedness to the Company or any of its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Company or any of its subsidiaries as at the date hereof is $188,226.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of the Company (1)	Largest Amount Outstanding During Financial Year Ended December 31, 2002 ($)	Amount Outstanding as at May 2, 2003 ($)
Eduardo Luna Executive Vice President of the Company and President of Luismin, S.A. de C.V.	Lender	53,166 (2)	46,359 (2)
Salvador Garcia Vice President, Production of Luismin, S.A. de C.V.	Lender	24,531 (2)	21,293 (2)
Luis Muruato Vice President, Development of Luismin, S.A. de C.V.	Lender	26,983 (2)	23,750 (2)

(1)

These loans were made by Servicios Administrativos, a subsidiary of Luismin, S.A. de C.V. which is a wholly-owned subsidiary of the Company.

(2)

All indebtedness relates to loans to purchase automobiles.  The loans are interest-free, repayable on a monthly basis, mature in 2005 and are secured against the automobile purchased with the respective loan.

Effective July 30, 2002, Section 402 of the SOA precludes the Company from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies.  The prohibition on personal loans to executives does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002.  The Company does not extend credit to any of its current directors or executive officers.

Interest of Insiders in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no insider of the Company, nominee for election as a director of the Company, or any associate or affiliate of an insider or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

In May 2001, the Company entered into an agreement (the “Management Services Agreement”) with Endeavour pursuant to which Endeavour agreed to assist the Company to find and finance acquisitions and mergers for the Company.  The original agreement was to expire in May 2002, however, it was subsequently extended on a month to month basis.  The Management Services Agreement requires the Company to pay to Endeavour $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions or financings undertaken by the Company.  In June 2002, Endeavour received a success fee equal to $1,200,000 in connection with the acquisition of Minas Luismin, S.A. de C.V.  In March 2003, Endeavour received a fee of $643,000 for financial advisory services in connection with the private placement of 230,000,000 subscription receipts.  A director of the Company, Neil Woodyer, is Managing Director of Endeavour and another director of the Company, Frank Giustra, is Chairman of Endeavour.

In October 2002, the Company sold the Bellavista gold project in Costa Rica to Glencairn Gold Corporation (“Glencairn”) in exchange for cash of $250,000 and 750,000 common shares of Glencairn with a fair value at the date of sale of $207,000.  Ian McDonald is a director of both the Company and Glencairn.

During the year ended December 31, 2002, legal fees of $552,000 were paid to a firm in which the Secretary of the Company is a partner.  Legal fees for the year ended December 31, 2002 of $918,000 were also paid to firms in which the Secretary of a subsidiary of the Company is a partner.  Consulting expenses for the year ended December 31, 2002 of $1,512,000 were paid to corporations with directors in common, including amounts paid to Endeavour in 2002 as described above.

Election of Directors

The Company’s Articles of Incorporation and the OBCA provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors.  The Board currently consists of six (6) directors.  At the Meeting, the eight (8) persons named hereunder will be proposed for election as directors of the Company.  Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s By-Laws.

The following table sets forth the name, municipality of residence, principal occupation or employment, year they first became a director of the Company and number of shares beneficially owned by each nominee for election as a director of the Company.  The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 30, 2003.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of Wheaton River	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised

Ian W. Telfer (4) West Vancouver, British Columbia	Chairman, Chief Executive Officer and a Director of the Company	2001	340,000 (5)

Ian J. McDonald (1) (3) (4) Toronto, Ontario	Chairman and a Director of Glencairn Gold Corporation	1990	213,205 (6)(7)

Frank Giustra (1) (2) (3) West Vancouver, British Columbia	Chairman of Endeavour Financial Corporation and Chairman of Lions Gate Entertainment Corp.	2001	2,400,000 (8)(10)

Neil Woodyer (1) (2) (3) West Vancouver, British Columbia	Managing Director of Endeavour Financial Corporation	2001	Nil (9)(10)

Antonio Madero (2) Mexico City, Mexico	Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.	2002	Nil (11)

Eduardo Luna (4) Mexico City, Mexico	Executive Vice President of the Company and President of Luismin, S.A. de C.V. (13), a subsidiary of the Company	2002	Nil (12)

Larry Bell Vancouver, British Columbia	Chair and Chief Executive Officer of British Columbia Hydro and Power Authority (14)	Nominee	Nil

Douglas Holtby West Vancouver, British Columbia	Private Investor (15)	Nominee	Nil

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Member of the Environmental and Safety Committee.

(5)

Mr. Telfer also owns warrants to purchase 235,000 Common Shares and options to purchase 2,750,000 Common Shares.

(6)

Mr. McDonald also owns warrants to purchase 37,500 Common Shares and options to purchase 450,000 Common Shares.

(7)

Glencairn Gold Corporation owns 960,001 Common Shares and warrants to purchase 200,000 Common Shares.  Mr. McDonald is a Director of the Company and a Director of Glencairn Gold Corporation.

(8)

Mr. Giustra also owns warrants to purchase 1,350,000 Common Shares and options to purchase 550,000 Common Shares.

(9)

Mr. Woodyer holds options to purchase 550,000 Common Shares.

(10)

Endeavour Mining Capital Corp., a company managed by Endeavour Financial Corporation, owns 2,050,000 Common Shares and warrants to purchase 6,122,500 Common Shares.  Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.

(11)

Mr. Madero holds options to purchase 450,000 Common Shares.  Compania Minera, S.A. de C.V., a subsidiary of Sanluis Corporación S.A. de C.V., owns 9,084,090 Common Shares and warrants to purchase 11,355,113 Common Shares.  Mr. Madero is a Director of the Company and Chairman and Chief Executive Officer of Sanluis Corporación, S.A. de C.V.

(12)

Mr. Luna holds options to purchase 1,000,000 Common Shares.

(13)

Prior to the Company’s acquisition of Minas Luismin, S.A. de C.V. in June 2002, Mr. Luna had been the President of Minas Luismin, S.A. de C.V. for the previous ten years and continued in such position following the acquisition.  Luismin, S.A. de C.V. was formed upon the amalgamation of Wheaton River de Mexico, S.A. de C.V. and Minas Luismin, S.A. de C.V. in December 2002.

(14)

Mr. Bell has been Chair and Chief Executive Officer of British Columbia Hydro and Power Authority since August 2001.  He has also been Chair of the University of British Columbia Board of Governors since 1997 and is presently a director of Growth Works Ltd., International Forest Products and Shato Holdings Ltd.

(15)

Mr. Holtby has been a director of Lions Gate Entertainment Corp. since 2001 and a director of Cinar Corporation since 2002.  From 1989 to 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company on June 17, 2002.

For the year ended December 31, 2002, the Company paid Deloitte & Touche LLP total fees of $217,000.  These fees comprised $190,000 for audit-related services, $18,000 for tax compliance and advisory services and other fees of $9,000.  Audit-related fees include fees relating to the preparation of prospectuses and consultations regarding financial accounting and reporting standards.

Increase in Number of Common Shares Reserved for Issuance Upon Exercise of Options Under the 2001 Share Option Plan

Shareholders are being asked to authorize and approve a resolution authorizing an amendment to the Share Option Plan to increase the maximum number of Common Shares that may be reserved for issuance upon exercise of options granted thereunder and under all other compensation plans, including the Company’s 1995 share option plan (the “1995 Plan”), from 15,000,000 to 35,000,000.

The acquisition of Peak Gold Mines Pty in March 2003 has significantly increased the number of employees of the Company for which there will be a corresponding increase in the requirement for further stock option grants.  Stock option grants are a critical element of the Company’s compensation policy and enable the Company to attract and retain talented people in a competitive global environment.  If the Company is not successful in attracting and retaining talented employees, its ability to execute strategy, drive financial results and increase shareholder value may be adversely affected.  In light of the above, the Board proposes to amend the Share Option Plan by increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan to 35,000,000, approximately 8.3% of the issued and outstanding Common Shares as at May 2, 2003.  Management of the Company believes that the proportion of the number of Common Shares issuable under the Share Option Plan relative to the number of issued and outstanding Common Shares is within a competitive range in its industry.

All other provisions of the Share Option Plan will remain in full force and effect.  The Board has approved the amendment to the Share Option Plan, subject to shareholder and stock exchange approvals.

The Share Option Plan provides that the maximum number of Common Shares which may be reserved for issuance to any one insider and such insider’s associates pursuant to share options granted under the Share Option Plan or any other share compensation arrangement may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis).  Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Share Option Plan.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Share Option Plan.  The Company’s only other compensation plan is the 1995 Plan and no further options will be granted thereunder.

The Board recommends that shareholders vote for the adoption of the resolution.  In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the increase in the number of shares available for issuance under the Share Option Plan on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.

The Company’s 2001 share option plan be and same is hereby amended to provide that the number of Common Shares reserved for issuance upon exercise of options granted thereunder and under all other compensation plans, including the Company’s 1995 share option plan, be increased from 15,000,000 to 35,000,000.

2.

Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution.”

Amendment to General By-Law

In connection with the listing of the Common Shares on the American Stock Exchange (“AMEX”) in November 2002, the Board passed a resolution approving a new By-Law No. 3B with the effect of amending Section 9.90 of the Company’s General By-Law No. 3 (the “New By-Law”) to increase the shareholder quorum requirement from 10% to 33 1/3% to comply with the minimum quorum recommended by AMEX.

Pursuant to the OBCA, the New By-Law is required to be submitted to the Company’s shareholders for confirmation at the Meeting.  If the New By-Law is confirmed by shareholders at the Meeting, it will be effective from the date of the Board resolution that approved the New By-Law and, thus, shall be effective for the purposes of the Meeting.

The Board recommends that shareholders vote for the confirmation of the resolution.  In order to be effective, the resolution must be confirmed by the affirmative vote of a majority of the votes cast by shareholders at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the confirmation of the New By-Law on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.

The following By-Law No. 3B, being a by-law amending Section 9.09 Quorum for Meetings of Shareholders of By-Law No. 3, be and the same is hereby confirmed as a by-law of the Company to replace the existing Section 9.09 of By-Law No. 3:

9.09

Quorum

Subject to section 9.20 of this by-law, a quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued shares of the Company enjoying voting rights at such meeting.

2.

Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution.”

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian Telfer”

Ian Telfer

Chairman and Chief Executive Officer

Vancouver, British Columbia

May 2, 2003

SCHEDULE “A”

WHEATON RIVER MINERALS LTD.

ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance practices of the Company align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served.  The Board’s duties include social responsibility issues and environmental matters.

a) Adoption of a strategic planning process

The duties of the Board include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain prescribed limits.

The Board monitors management on a regular basis.  Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business.  Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship.

b) Identification of principal risks, and implementing risk management systems	The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.
c) Succession planning and monitoring senior management	The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.
d) Communications policy

The communications policy of the Company is reviewed by its Board periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner.

The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports.  Investor and shareholder concerns are addressed on an on-going basis by the Manager, Investor Relations and, as required, by the Chairman and Chief Executive Officer of the Company.

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner.  The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

e) Integrity of internal control and management information systems

The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management.  The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

2. a) Majority of directors should be unrelated

Under the current TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.  A related director is a director who is not an unrelated director.

Under the proposed TSX Corporate Governance Guidelines, an unrelated director means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the issuer, other than interests and relationships arising solely from holdings in the issuer; (b) not currently, or has not been within the last three years, an officer or employee of or material service provider to the issuer or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the issuer.

The Board is currently comprised of six (6) members, two (2) of whom are considered to be unrelated directors at the present time.  The two (2) new nominees to the Board proposed for election at the Meeting are considered to be unrelated to the Company.  Under the proposed TSX Corporate Governance Guidelines, one director, Ian McDonald, who is currently considered to be unrelated would be characterized as a related director.  If the proposed nominees are elected at the Meeting, the Board will be comprised of four (4) unrelated directors and four (4) related directors.

b) If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder	This guideline does not apply to the Company since it does not have a significant shareholder.
3. Disclose, for each director, whether he is related, and how that conclusion was reached

Ian W. Telfer, Chairman and Chief Executive Officer, is considered to be a related director because he is the Chairman and Chief Executive Officer.

Eduardo Luna, Executive Vice President of the Company and President of Luismin, S.A. de C.V., is considered to be a related director because he is employed by the Company and a subsidiary of the Company.

Frank Giustra and Neil Woodyer are related directors as a result of their interest in and positions with Endeavour Financial Corporation which has business relationships with the Company.

Ian McDonald is considered to be an unrelated director as he no longer has any business or employment relationships with the Company.  Under the proposed TSX Corporate Governance Guidelines, Mr. McDonald would be considered to be a related director because he has been employed by the Company as Chairman and Chief Executive Officer during the last three years.

Antonio Madero is an unrelated director as he does not have any business or employment relationships with the Company.

Larry Bell and Douglas Holtby are unrelated directors as they do not have any business, employment or other relationships with the Company.

The shareholdings of each current director and each new nominee to the Board are disclosed in the management information circular under the heading “Election of Directors”.

4.

Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis

The Corporate Governance and Nominating Committee is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualification of existing directors.

5. Implement a process for assessing the effectiveness of the board, its committees and individual directors

The Corporate Governance and Nominating Committee is responsible for reviewing on a periodic basis the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

6. Provide an orientation and education program for new directors	The Corporate Governance and Nominating Committee is responsible for providing an orientation and education program for new members of the Board.
7. Implement a process to examine size of board, with a view to improving effectiveness

Following a review of the size and composition of the Board, the Corporate Governance and Nominating Committee has recommended the nomination of two (2) additional directors to increase the number of unrelated directors.  The Board is of the view that its proposed size (eight (8) directors) is conducive to effective decision-making.

8. Board should review compensation of directors in light of risks and responsibilities

The Compensation Committee reviews the adequacy and form of, and recommends to the Board, compensation including annual retainer, meeting fees, option grants and other benefits received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director.

9. Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors

There are four committees of the Board:  the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environmental and Safety Committee.

The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Company.  Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company.  The members of the Audit Committee are Neil Woodyer (Chairman), Frank Giustra and Ian McDonald, all of whom are outside directors.  The Audit Committee is currently not comprised of a majority of unrelated directors due to the number of unrelated directors on the Board and the fact that two related directors, Neil Woodyer and Frank Giustra, were determined to have the most appropriate accounting and financial expertise for service on the Audit Committee.  Following the Meeting, the Board intends to reconstitute the Audit Committee so that it is comprised of a majority of unrelated directors.

The Compensation Committee meets as required to review compensation for senior management.  The members of the Compensation Committee are Neil Woodyer (Chairman), Frank Giustra and Antonio Madero, all of whom are outside directors.  The Compensation Committee is currently not comprised of a majority of unrelated directors due to the number of unrelated directors on the Board.  Following the Meeting, the Board intends to reconstitute the Compensation Committee so that it is comprised of a majority of unrelated directors.

The Corporate Governance and Nominating Committee meets at least once each year or more frequently as circumstances require.  The Corporate Governance and Nominating Committee may ask members of management or others to attend meetings or to provide information as necessary.  In addition, the Corporate Governance and Nominating Committee or, at a minimum, the Chairman of such committee may meet with the Company’s external corporate counsel to discuss the Company’s corporate governance policies and practices.  The members of the Corporate Governance and Nominating Committee are Ian McDonald (Chairman), Frank Giustra and Neil Woodyer, all of whom are outside directors.  The Corporate Governance and Nominating Committee is not comprised of a majority of unrelated directors due to the number of unrelated directors on the Board.

The Environmental and Safety Committee oversees the development and implementation of policies and best practices of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees.  The members of the Environmental and Safety Committee are Ian Telfer (Chairman), Ian McDonald and Eduardo Luna, one of whom is an outside director.  The Environmental and Safety Committee is not comprised of a majority of unrelated directors due to the number of unrelated directors on the Board.

Other matters are considered by the full Board.  As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees.

10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues

The Board has assigned responsibility for the Company’s approach to corporate governance issues to the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee is currently conducting a review of the Company’s corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws.

11. a) Define limits to management’s responsibilities by developing mandates for:
(i) the board

Currently, there is no specific written mandate of the Board, other than the corporate standard of care set out in the governing corporate legislation of the Company, the Business Corporations Act (Ontario) (the “OBCA”).  The OBCA indicates that each director and officer of a Company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The Board explicitly assumes responsibility for stewardship of the Company, including the integrity of the Company’s internal control and management information systems.  A specific written mandate for the Board is currently under review by the Corporate Governance and Nominating Committee.

Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

In order to carry out the foregoing responsibilities, the Board meets as required by circumstances.

The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above.  The results of the management activities are reviewed continually by the Board.

(ii) the Chief Executive Officer	The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above).
b) Board should approve Chief Executive Officer’s corporate objectives	See Item 11(a)(ii) above.
12. Implement structures and procedures to ensure the Board can function independently of management

The Board has not appointed a Chairman who is other than the Chief Executive Officer for two main reasons.  First, the Company’s business, the composition and make-up of the Board and the background of Ian Telfer make it appropriate that the Chief Executive Officer of the Company chair the Board.  Second, the Board believes that as a result of the Company’s size, growth and business, the role of the Chairman in setting the Board agenda and ensuring that adequate and proper information is made available to the Board, a critical element for effective corporate governance, is most effectively filled by someone who has intimate knowledge of the Company and its operations.

13. Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate	See Item 9 above.
14. Implement a system to enable individual directors to engage outside advisors, at the corporation’s expense

Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Company.

The following table indicates how the corporate governance practices of the Company align with the proposed TSX Corporate Governance Guidelines which are in addition to, or significantly enhance, the existing TSX Corporate Governance Guidelines:

TSX Corporate Governance Proposals	Corporate Governance Practices of the Company

1.

The board must have an Audit Committee composed of a majority of unrelated directors.  The board must adopt a formal charter for the Audit Committee which sets out its roles and responsibilities, specifically defined to provide appropriate guidance to Audit Committee members as to their duties.  The charter must be (i) published in the listed issuer’s annual report or information circular once every three years or following a material amendment to it, or (ii) be posted in an up-to-date format on the listed issuer’s website.

See Item 9 above.  The Board anticipates that upon reconstitution of the Audit Committee following the Meeting, the Audit Committee will be composed of a majority of unrelated directors.  Following the annual review of the Audit Committee charter by the Audit Committee and approval of any modifications thereof by the Board, the charter will be posted on the Company’s website.

2. The board of the Company must at all times be comprised of at least two unrelated directors.

The Board is currently comprised of one director who is unrelated under the proposed TSX Corporate Governance Guidelines.  An additional two nominees who are unrelated to the Company have been proposed for election at the Meeting.

3.

The board of every listed issuer must adopt a formal code of business ethics or business conduct for the listed issuer that governs the behaviour of directors, officers and employees.  The code must be (i) published in the listed issuer’s annual report or information circular once every three years or following a material amendment to it, or (ii) be in an up-to-date format on the listed issuer’s website. The board of directors must monitor compliance with the code and must be responsible for the granting of any waivers from compliance with the code for directors and officers.  Disclosure of any waivers granted to directors or officers must be made in the listed issuer’s next quarterly report and must include the circumstances and rationale for granting the waiver.

A Code of Business Conduct and Ethics for its directors, officers and employees is being developed by the Corporate Governance and Nominating Committee and, once approved, will be published on the Company’s website.  The Company’s Code of Business Conduct and Ethics will be drafted to comply with the proposed TSX Corporate Governance Guideline and the United States Sarbanes-Oxley Act of 2002.

4. The board should adopt a formal mandate.	A charter of the Board is currently being developed by the Corporate Governance and Nominating Committee.

5.

A committee of the Board comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities and risks of such positions.

See item 8 above with respect to the review of director compensation. See item 9 above with respect to a review of senior management compensation and the composition of the Compensation Committee.

6.

The Audit Committee should be comprised solely of unrelated directors.  All of the members of the Audit Committee should be financially literate and at least one member should have accounting or related financial experience.  Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial experience” and such definitions shall form part of the disclosure required under this Guideline.

The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.  The Audit Committee duties should include oversight responsibility for management reporting on internal control.  While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to oversee this responsibility.

See item 9 above.  The Audit Committee charter requires that each member of the Audit Committee shall have a working familiarity with basic finance and accounting practices, and at least one member shall have accounting or related financial management expertise.  The Board has determined that each member of the Audit Committee is financially literate and that Mr. Woodyer, Chairman of the Audit Committee, has accounting or related financial expertise.

“Financial literacy” is defined as the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto.  “Accounting or related financial expertise” is defined as the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The Audit Committee charter provides that the Audit Committee shall periodically consult with the independent auditor without the presence of management.  The charter also provides for a regular and separate system of reporting to the Audit Committee by the independent auditors.  The duties of the Audit Committee includes oversight responsibility for management reporting on internal control.

7.

The Audit Committee charter should set out explicitly the role and oversight responsibility of the Audit Committee with respect to:

·

its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

·

the determination of which non-audit services the external auditor is prohibited from providing;

·

the engagement, evaluation, remuneration and termination of the external auditor;

·

appropriate funding for payment of the auditor’s compensation and for any advisors retained by the Audit Committee;

·

its relationship with and expectation of the internal auditor function;

·

its oversight of internal control;

·

disclosure of financial and related information; and

·

any other matters that the Audit Committee feels are important to its mandate or that the board chooses to delegate to it.

The Audit Committee charter should specify that the external auditor is accountable to the board and the Audit Committee as representatives of shareholders.

The board should review and reassess the adequacy of the Audit Committee charter on at least an annual basis.

The Audit Committee charter includes these responsibilities.

The Audit Committee charter requires the committee to instruct the independent auditor that the Board, as the shareholders’ representative, is the auditor’s client.

The Audit Committee charter was adopted by the Board in November 2002.  The charter provides that the Audit Committee shall review and update its charter at least annually.  The Board is required to approve any amendment to the Audit Committee charter.

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF WHEATON RIVER MINERALS LTD.

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

JUNE 3, 2003

The undersigned shareholder(s) of WHEATON RIVER MINERALS LTD. (the “Corporation”) hereby appoint(s) Ian Telfer, the Chairman of the Board and Chief Executive Officer of the Corporation, or in lieu of the foregoing, Derek Price, the Vice President, Finance and Chief Financial Officer of the Corporation, or in lieu of the foregoing,

, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held on Tuesday, June 3, 2003 and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)

VOTED (    ) WITHHELD FROM VOTING (    ) in respect of the election of directors;

(b)

VOTED (    ) WITHHELD FROM VOTING (    ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration;

(c)

VOTED FOR (    ) AGAINST (    ) the amendment to the Corporation’s 2001 share option plan, as more particularly described in the accompanying management information circular;

(d)

VOTED FOR (    ) AGAINST (    ) the amendment to the Corporation’s general by-law, as more particularly described in the accompanying management information circular; and

(e)

VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this

 day of

, 2003.

Signature of Shareholder

Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1.

This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Corporation’s transfer agent indicated below not less than 48 hours (excluding Saturdays and holidays) before the time for holding the Meeting or any adjournment thereof.

3.

The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in items (c) and (d).  Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4.

Proxies to be used at the Meeting or any adjournment thereof must be received by the Corporation’s transfer agent indicated below not less than 48 hours (excluding Saturdays and holidays) before the time for holding the Meeting or any adjournment thereof.

5.

Please date the proxy.  If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.

This proxy ceases to be valid one year from its date.

7.

If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

CIBC Mellon Trust Company

Attention:  Proxy Department

1066 West Hastings Street, Suite 1600

Vancouver, British Columbia  V6E 3X1

Fax No.:  (416) 368-2502

SUPPLEMENTAL MAILING LIST RETURN CARD

(NATIONAL INSTRUMENT 54-102)

TO THE SHAREHOLDERS OF Wheaton River Minerals Ltd. (CUSIP No. 962902 10 2)

In accordance with National Instrument 54-102 - Interim Financial Statement and Report Exemption (“NI 54-102”), companies are required to deliver their interim financial statements to any person or company who delivers to them a request in writing to receive such statements.

If you are a registered or non-registered shareholder and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Mailing List Return Card below.  The supplemental mailing list will be updated each year, therefore, a Supplemental Mailing List Return Card will be required annually in order to receive interim financial statements.  All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Supplemental Mailing List Return Card.

TO:

Wheaton River Minerals Ltd. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

The following must be completed. (Please Print)

  Name:  __________________________________________________________________

  Address:  _______________________________________________________________

  Postal Code:  _________________________________________________________

  ___________________________________________

  Signature of shareholder, or if shareholder is a company, signature of authorized signatory

  ___________________________________________

  Dated

Please complete and return this document along with your Proxy in the enclosed envelope or as indicated below.  As the supplemental mailing list will be updated each year, a Supplemental Mailing List Return Card will be required from you annually in order for your name to remain on the list.

CIBC Mellon Trust Company

Attention:  Proxy Department

1066 West Hastings Street, Suite 1600

Vancouver, British Columbia  V6E 3X1

Tel:  (604) 688-4330

Fax:  (416) 368-2502